SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Rio de Janeiro, April 29th, 2013, Petróleo Brasileiro S.A. - Petrobras hereby informs that the Ordinary and Extraordinary General Meeting, held this day, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Avenida República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

GENERAL ORDINARY MEETING

I. Management Report and Financial Statements for the fiscal year 2012 with Fiscal Council’s Opinion and Independent Auditors’ Opinion;

II. Capital Expenditure Budget for fiscal year 2013, in the amount of R$ 66.920.847.184,00, as detailed below. These numbers refers only to the budget of the Parent Company.

2013 (in R$)
Investments	66,873,547,184
Capital increases in other companies	47,300,000
2013 capital budget	66,920,847,184
Investments	51,092,785,563
Capital Increases	47,300,000
Own resources	51,140,085,563
Third party resources	15,780,761,621

Out of the budget, 60,06% will be invested in the Exploration & Production segment, 30,45% in the Downstream segment, 7,32%  in the Gas & Power and 2,17% in other business areas.

III. Distribution of results for the fiscal year 2012, in the amount of R$ 20,894,905,121.60, according to the boards proposal, as follows:

Destination	2012 (in R$)
Net Income for the Period	20,894,905,121.60
Legal reserve (5%)	1,044,745,256.08
Tax Incentive Reserve	18,768,508.11
Proposed dividends – 44.73% - R$ 0.47 per common share and R$ 0.96 per preferred shares	8,875,914,523.23
Statutory reserve	1,026,960,683.61
Profits appropriated in the capital	9,928,516,150.57

Proposed dividends will be distributed as follows:

➢    R$ 2,608,899,386.00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the 05.31.2012 and equivalent to R$ 0.20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the 05.11.2012, approved by the Board on the 04.27.2012.

➢  R$ 6,267,015,137.23 (six billion, two hundred sixty seven million, fifteen thousand, one hundred and thirty seven Reais and twenty three cents), equivalent to R$ 0.27 (twenty seven cents) per common share and R$ 0.76 (seventy six cents) per preferred share, both as interest on own capital, based on the share position on the date of this Annual Shareholders’ Meeting, to be paid in two installments, the first one on 05.29.2013, and the second one on 08.30.2013, having the respective amount adjusted for inflation, as of December 31, 2012 until the start date of payment, in accordance with the variation of Selic rate.

Moreover, should Petrobras with respect to the payment of Profit Sharing Results - PLR strictly observe the terms and conditions contained in the Corporate Program Goals for the Company approved by DEST.

IV. Election of the following as Members of the Board of Directors

BOARD OF DIRECTORS

Representing the Majority Shareholders

Mr. GUIDO MANTEGA

Mrs. MARIA DAS GRAÇAS SILVA FOSTER

Mr. LUCIANO GALVAO COUTINHO

Mr. FRANCISCO ROBERTO DE ALBUQUERQUE

Mr. MARCIO PEREIRA ZIMMERMANN

Mr. SERGIO FRANKLIN QUINTELLA

Mrs. MIRIAM APARECIDA BELCHIOR

Representing the Minority Ordinary Shareholders

Mr. MAURO GENTILE RODRIGUES DA CUNHA

Representing the Preferred Shareholders

Mr. JORGE GERDAU JOHANNPETER

Representing the Employees of Petrobras

Mr. JOSÉ MARIA FERREIRA RANGEL

V. Election of the Mr. GUIDO MANTEGA as Chairman of the Board of Directors as per art. 18 of the Company’s Bylaws;

VI. Election of the following as Members of the Fiscal Council and their respective substitutes:

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. PAULO JOSÉ DOS REIS SOUZA – as Member and Mr. MARCUS PEREIRA AUCÉLIO as deputy representing the NationalTreasure

Mr. CESAR ACOSTA RECH – as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy. Representing the Minority Ordinary Shareholders

Mrs. MARISETE FÁTIMA DADALD PEREIRA – as Member and Mr. RICARDO DE PAULA MONTEIRO as deputy.

Representing the Minority Ordinary Shareholders

Mr. REGINALDO FERREIRA ALEXANDRE – as Member and Mr. MÁRIO CORDEIRO FILHO as deputy.

Representing the Preferred Shareholders

Mr. WALTER LUIS BERNARDES ALBERTONI – as Member and Mr. ROBERTO LAMB as deputy.

VII. Establishing the global remuneration of the members of the Board of Directors and Executive Directors up to R$14,846,044.48 (fourteen million, eight hundred and forty-six thousand, forty-four dollars and forty-eight cents of Brazilian Real), to the period between April 2013 and March 2014. In the case of the Executive Directors it is considering monthly honorary fees, vacation gratuity, Christmas bonus (13th wage), performance bonus, as well as their profit sharing, private social security and contingent rubric, expressly forbidden to transfer to their fees of any benefits that eventually were to be granted to employees of the company at the time of finalization of the Collective Bargaining Agreement - ACT in their respective base date;

Authorizing the Board of Directors to determine the individual remuneration of the Executive Directors considering the total cap minus the Board of Directors remuneration.

Limiting the monthly income of the members of the Board of Directors and Fiscal Council in 10% of the average monthly income of the Executive Directors, excluding vacation gratuity and benefits.

GENERAL EXTRAORDINARY MEETING

I. Approved the increase of the Capital Stock by acquisition of part of the fiscal incentive reserve comprised in the year of 2012, in the amount of R$ 18,768,508.11, increasing the capital stock from R$ 205,392,136,722.39  million to R$ 205,410,905,230.50 million, without changes to the number of common and preferred shares, as provided for in article 40, item III, in the Company’s Articles of Incorporation, and the subsequent amendment to the wording in article 4 in the aforementioned Articles of Incorporation.

As a consequence, section 4 of the company's by-laws shall be changed, which is now as follows:

“Section 4º- The capital stock is R$ 205.410.905.230,50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty, and fifty cents of Brazilian Real), devided in 13.044.496.930 (Thirteen billion, forty four million, four hundred and ninety six thousand and nine hundred and thirty) common shares, of which 7.442.454.142 (seven billion, four hundred and forty two million, four hundred and fifty for thousand and one hundred and forty two) are ordinary shares and 5.602.042.788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) are preferred shares”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.